www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2025/12/05: The Company announced the record date for capital increase of the issuance of the 2025 restricted stock awards for Employee

99.2 Announcement on 2025/12/08: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

The Company announced the record date for capital increase of the issuance of the 2025 restricted stock awards for Employee

1. Date of occurrence of the event: 2025/12/05

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

(1) UMC’s 2024 Employee Restricted Stock Awards of no more than 66,000,000 common shares have been approved by UMC's Annual Shareholders’ Meeting held on 2024/05/30 and by Financial Supervisory Commission in Order No.1130358773 effective since 2024/10/8.

(2) The actual number of shares to be issued on the record date will be 32,878,000 shares. The actual issuance date was determined by the chairman as authorized by the board of directors, and the record date for capital increase is 2025/12/5.

6. Countermeasures: N/A

7. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): None

Exhibit 99.2

United Microelectronics Corporation

For the month of November, 2025

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)
The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of October 31, 2025	Number of shares as of November 30, 2025	Changes
Executive Vice President Vice President	Ming Hsu Mindy Lin	6,565,400 2,710,125	6,515,400 2,698,125	(50,000) (12,000)
2)
The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of October 31, 2025	Number of shares as of November 30, 2025	Changes
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